

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 21, 2006

Ms. Lisa W. Rodriguez
Senior Vice President and Chief Financial Officer
Weatherford International Ltd.
515 Post Oak Boulevard
Houston, Texas 77027-3415

>   **Re: Weatherford International Ltd.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2005**
>   **Filed March 10, 2006**
>   **Response Letter Dated April 13, 2006**
>   **File No. 001-31339**

Dear Ms. Rodriguez:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2005 and response letter dated April 13, 2006, and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

General

1. We understand you would prefer to limit your compliance with several comments to future filings. We are currently considering your request.

Consolidated Financial Statements, page 44

Consolidated Statements of Income, page 49

2. Based on your response to comment 2 of our letter dated April 6, 2006, it is unclear whether you will reclassify the gain on sale of non-core assets recognized in prior periods in your future filings. We understand you intend to reclassify your prior periods' equity in earnings from affiliates that are not integral to your operations in future filings. Please confirm your intention to reclassify the gain on sale of non-core assets in your future filings.

Note 1. Summary of Significant Accounting Policies, page 52

Revenue Recognition, page 56

3. We have reviewed your response to comment 5 of our letter dated April 6, 2006. The items noted in your response do not directly address the concepts in EITF 00-21 in determining whether an arrangement with multiple deliverables consists of more than one unit of accounting. Please support your conclusion that you do not have arrangements with multiple deliverables by specifically referring to the criteria of paragraph 9 of EITF 00-21.

4. Please expand your disclosures to clarify the term "rebillable" and address the nature of these amounts.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ryan Milne at (202) 551-3688, or Shannon Buskirk at (202) 551-3717, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

Barry Stem
Senior Assistant Chief Accountant

cc: Mr. Ryan Milne
        Ms. Shannon Buskirk
        Ms. April Sifford